Federated National Holding Company

14050 N.W. 14th Street

Suite 180

Sunrise, FL 33323

July 1, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Federated National Holding Company
Registration Statement on Form S-3
File No. 333-195890

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (No. 333-195890 (the “Registration Statement”) of Federated National Holding Company (the “Registrant”). We respectfully request that the Registration Statement become effective as of 12 noon, Washington, D.C. time, on Thursday, July 3, 2014, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Broad and Cassel, by calling Nina S. Gordon at (561) 218-8856.

The Registrant acknowledges the following:

•	Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Registrant may not assert Staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

July 1, 2014

Please do not hesitate to contact Ms. Gordon by email at ngordon@broadandcassel.com or by phone at (561) 218-8856 if you have any questions regarding this request.

Very truly yours,

/s/ Michael H. Braun

Michael H. Braun
Chief Executive Officer and President